UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of August 2012

Commission File Number: 001-33857

VANCEINFO TECHNOLOGIES INC.

3/F, Building 8, Zhongguancun Software Park

Haidian District, Beijing 100193

People’s Republic of China

+86 (10) 8282-5266

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82-     N/A

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VANCEINFO TECHNOLOGIES INC.

	By:	/s/ Sidney Xuande Huang
	Name:	Sidney Xuande Huang
	Title:	Chief Financial Officer

Date: August 13, 2012

EXHIBIT INDEX

Exhibit 99.1 –	Agreement and Plan of Merger dated as of August 10, 2012 among HiSoft Technology International Limited, VanceInfo Technologies Inc. and Chemistry Merger Sub Inc.

Exhibit 99.2 –	Voting Agreement by and among HiSoft Technology International Limited, Button Software Ltd., Tairon Investment Limited, and Chris Shuning Chen dated as of August 10, 2012

Exhibit 99.3 –	Voting Agreement by and among VanceInfo Technologies Inc. and Tiak Koon Loh dated as of August 10, 2012

Exhibit 99.4 –	Voting Agreement by and among VanceInfo Technologies Inc., Granite Global Ventures (Q.P.) L.P., Granite Global Ventures L.P., Granite Global Ventures II L.P., and GGV II Entrepreneurs Fund L.P. dated as of August 10, 2012

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